FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                              For News Release of:

                               January 28, 2002;

   Joint announcement of Nam Tai Electronics, Inc. and Albatronics (Far East)
               Company Limited (in liquidation), January 28, 2002



                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)


                 15th Floor, China Merchants Tower, Shun Tak Centre
                      168-200 Connaught Road Central, Hong Kong



NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
            JIC Subsidiary Seeks Listing on Hong Kong Stock Exchange

VANCOUVER, CANADA January 28, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced that on January 14, 2002 it entered into a restructuring agreement with the joint liquidators of Albatronics (Far East) Company Limited ("Albatronics"). Albatronics, a 50% owned subsidiary of Nam Tai, was placed into voluntary liquidation in August 1999. Under the restructuring agreement Nam Tai will inject its wholly-owned subsidiary JIC into a new company for 92.9% ownership in the new company on a fully diluted basis after conversion of preference shares. Albatronics' listing status on the Hong Kong Stock Exchange will be withdrawn and the new company will be listed on the Hong Kong Stock Exchange by way of introduction and free from the liabilities of Albatronics.

JIC is primarily engaged in the manufacture and marketing of liquid crystal display (LCD) panels and transformers from its three manufacturing facilities in the People's Republic of China. Nam Tai acquired JIC in October 2000. Nam Tai is pleased that its subsidiary will obtain a public listing on the Hong Kong Stock Exchange, which is expected to provide a strong foundation to accelerate the expansion of JIC's business in China.

Consummation of the restructuring agreement is subject to the fulfillment of a number of conditions including approval by Albatronics' creditors and shareholders and the Listing Committee of the Stock Exchange of Hong Kong and the receipt of other regulatory and court approvals. If such conditions are satisfied, the restructuring is expected to be consummated before the end of the second quarter of 2002.

Fourth Quarter Results

Nam Tai will release its unaudited fourth quarter results for the period ended December 31, 2001 before the market opens on Monday, February 4, 2002. The Company will hold a conference call on Monday, February 4, 2002 at 10:00 a.m. Eastern Time for analysts to discuss the fourth quarter results with management. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than 6:00 p.m. Eastern Time on Friday, February 1, 2002.

Shareholders,  media, and interested investors are invited to listen to the live
conference         over         the         Internet         by         clicking
http://www.videonewswire.com/event.asp?id=2673 or over the phone by dialing 651-224-7472 just prior to its start time. Users will be asked to register with the conference call operator.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the statement regarding the expected consummation date is also a forward looking statement which is subject to approval by Albatronics' creditors and shareholders and the Listing Committee of the Stock Exchange of Hong Kong and the receipt of other regulatory and court approvals. These and other forward looking statements are uncertain and dependant upon many factors including creditor and shareholder acceptance of the restructuring, and other factors over which the Company has no control. Other factors that might cause differences in these and the other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 3 "Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2000.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of J.I.C. Technology Company Limited.

                        [logo] NAM TAI ELECTRONICS, INC.
      (incorporated in the British Virgin Islands with limited liability)

                 [logo] ALBATRONICS (FAR EAST) COMPANY LIMITED
                                (In Liquidation)
               (incorporated in Hong Kong with limited liability)

                               JOINT ANNOUNCEMENT

Restructuring   proposal  for   Albatronics   (Far  East)  Company  Limited  (In
 Liquidation) by way of schemes of arrangement under Section 166 of the Companies Ordinance

                  Listing of J.I.C. Technology Company Limited
          on the Main Board of The Stock Exchange of Hong Kong Limited
                             by way of introduction

      Sponsor to the proposed listing of J.I.C. Technology Company Limited
                 Financial Adviser to Nam Tai Electronics, Inc.

                  [logo] YU MING INVESTMENT MANAGEMENT LIMITED


* The Company was put into creditors' voluntary liquidation in August 1999 and was subsequently put into the third stage of the delisting procedure by the Stock Exchange under practice note 17 of the Listing Rules in August 2000. In light of the condition of the Company, Nam Tai, the major shareholder of the Company, made the Proposal to the Joint Liquidators to achieve the following objectives:

1. the Shareholders will swap their shares of the Company in liquidation for an interest in Newco which will own the J.I.C. Group, a profitable electronics manufacturing and trading group; and 2. the Creditors will have a higher recovery rate than without the Proposal.

Yu Ming has submitted the Proposal to the Stock Exchange with the support of the Joint Liquidators. By a letter dated 24th December, 2001, the Listing Committee of the Stock Exchange conditionally granted approval to defer the cancellation of the listing of the Existing Shares until 31st May, 2002 to enable the Company to proceed with the Proposal. Such extension is granted solely for the purpose of processing the new listing application of Newco under the Proposal but not any other proposal.

* Pursuant to the Preliminary Agreement entered into between Nam Tai, the Joint Liquidators and Yu Ming on 15th November, 2001, Nam Tai has waived its entire claim against the Company amounting to approximately HK$73 million with effect from 7th January, 2002.

* Pursuant to the Restructuring Agreement entered into between Nam Tai, Newco, the Company and the Joint Liquidators on 14th January, 2002, the parties thereto agreed to implement the Proposal, the principal terms of which are as follows:

1. Nam Tai will inject J.I.C., a wholly-owned subsidiary of Nam Tai, into Newco for the Consideration Shares and the Preference Shares.

2. Newco will acquire the entire issued share capital of the Company and, in consideration thereof, the Shareholders whose names appear on the Company's register of members at the close of business on the Record Date will receive Newco Shares, credited as fully paid, on the basis of 1 Newco Share for every 90 Existing Shares by way of the Shareholders' Scheme.

3. Upon completion of the Proposal, Newco will transfer the entire issued share capital of the Company to the Joint Liquidators for the benefit of the Creditors for a nominal consideration of HK$1.00.

4. The listing status of the Existing Shares will be withdrawn and the Newco Shares will be listed on the Stock Exchange by way of introduction.

5. As the consideration for the approval by the Creditors of the Creditors' Scheme, the Creditors or their nominees will be allotted and issued the Settlement Shares.

Immediately following completion of the Proposal, Nam Tai, the Creditors and the public will be beneficially interested in approximately 70.4 per cent., 24.1 per cent. and 5.5 per cent. of the enlarged issued ordinary share capital of Newco respectively, and Nam Tai will also hold the Preference Shares.

Upon full conversion of the Preference Shares by Nam Tai at the Initial Conversion Ratio, Nam Tai, the Creditors and the public will be interested in approximately 92.9 per cent., 5.8 per cent. and 1.3 per cent. of the enlarged issued ordinary share capital of Newco respectively. No holder of Preference Shares shall be entitled to exercise its conversion right if such conversion would result in the minimum public float as required under the Listing Rules not being met.

* As part of the Proposal, the Sale and Purchase Agreement will be entered into between Nam Tai and Newco, pursuant to which Newco will conditionally agree to buy from Nam Tai the entire issued share capital of J.I.C. for the Consideration Shares and the Preferences Shares. Completion of the Sale and Purchase Agreement will be conditional upon the Restructuring Agreement becoming unconditional (other than the condition requiring completion of the Sale and Purchase Agreement).

* Completion of the Proposal is conditional upon, inter alia, approval of the new listing application of Newco by the Listing Committee of the Stock Exchange, approval of the Creditors' Scheme by the Creditors and approval of the Shareholders' Scheme by the Shareholders.

* The Executive has determined that the Proposal should be treated as a privatisation by scheme of arrangement pursuant to Rule 2.10 of the Code and the approval of the Proposal is subject to the relevant voting requirements of the Code. Accordingly, the Proposal will be subject to such condition being satisfied.

* After completion of the Proposal, the Shareholders will become shareholders of Newco, and Newco will not be subject to any of the liabilities due to the Creditors. The principal businesses of Newco will be trading and manufacturing of liquid crystal display panels and transformers.

* A listing document containing, inter alia, details of the Proposal and the Scheme Documents, will be despatched to the Shareholders and the Creditors as soon as practicable. * Trading in the Existing Shares has been suspended since 2nd July, 1999, and will continue to be suspended until further notice.

* Investors should note that the Proposal is subject to satisfaction of a number of conditions. If such conditions are not fulfilled or waived, the Proposal will not proceed, and the listing of the Company will be cancelled pursuant to practice note 17 of the Listing Rules.

A. Background to the Proposal

The Company was principally engaged in the trading and distribution of semiconductors and compact disc mechanisms and the design and development, manufacture and trading of electronic products.

It was put into creditors' voluntary liquidation in August 1999 and was subsequently put into the third stage of the delisting procedure by the Stock Exchange under practice note 17 of the Listing Rules in August 2000. As at 14th November, 2001, the total admitted liabilities of the Company exceeded HK$430 million and approximately HK$54 million had been realized from the disposal of the assets of the Company (which is available to cover the costs and expenses relating to the liquidation of the Company and for distribution to the Creditors and of which approximately HK$40 million has been utilized for such purposes). In light of the condition of the Company, Nam Tai, the major shareholder of the Company, has proposed the Proposal to the Joint Liquidators in order to achieve the following objectives:

1. the Shareholders will swap their shares of the Company in liquidation for an interest in Newco which will own the J.I.C. Group, a profitable electronics manufacturing and trading group; and

2. the Creditors will have a higher recovery rate than without the Proposal.

Submissions in relation to the Proposal have been made by Yu Ming to the Stock Exchange with the support of the Joint Liquidators. By a letter dated 24th
December, 2001, the Listing Committee of the Stock Exchange conditionally granted approval to defer the cancellation of the listing of the Existing Shares until 31st May, 2002 to enable the Company to proceed with the Proposal. Such extension is granted solely for the purpose of processing the new listing application of Newco under the Proposal but not any other proposal, and is conditional on, inter alia, the submission of an advance booking form with draft prospectus for the listing of Newco as required under Chapter 9 of the Listing Rules by no later than 28th February, 2002.

With a view to implementing a restructuring of the Company, Nam Tai, the Joint Liquidators and Yu Ming entered into the Preliminary Agreement on 15th November, 2001, pursuant to which they agreed, inter alia, to use their reasonable endeavours to sign the Restructuring Agreement, and Nam Tai has agreed to advance the Deposit to the Company to cover certain costs and expenses relating to the restructuring of the Company in the manner set out in the Preliminary Agreement. Pursuant to the Preliminary Agreement, Nam Tai has also waived its entire claim against the Company amounting to approximately HK$73 million with effect from 7th January, 2002 and has discontinued all legal actions relating to such claim irrespective of whether the Proposal proceeds to completion.

On 14th January, 2002, Nam Tai, Newco, the Company and the Joint Liquidators entered into the Restructuring Agreement pursuant to which they agreed to the terms and conditions of the Proposal which were determined on an arm's length basis.

Pursuant to commitment letters signed by the Major Creditors who represent approximately 84.4 per cent. of the total admitted claims against the Company as at 14th November, 2001, the Major Creditors have agreed to (i) use reasonable endeavours to procure the Joint Liquidators to support the implementation of the Proposal and the overall restructuring of the Company; (ii) vote in favour of the Proposal at the Creditors' Court Meeting; and (iii) do all things reasonably incidental to achieve (i) and (ii).

Therefore, the Proposal has the full support of both the major shareholder and the majority of the creditors of the Company.

Nonetheless, investors should note that the Proposal is subject to satisfaction of a number of conditions as set out in the paragraph headed "Conditions of the Proposal", including, but not limited to, approval of Newco's listing application by the Listing Committee of the Stock Exchange, approval of the Creditors' Scheme by the Creditors, approval of the Shareholders' Scheme by the Shareholders, the sanction of the Shareholders' Scheme and the Creditors' Scheme by the Court and all legal and regulatory approvals having been received. If such conditions are not fulfilled or, to the extent permitted under the terms of the Restructuring Agreement or otherwise, waived (unless waiver is not permitted by an appropriate authority), the Proposal will not proceed, and the listing of the Company will be cancelled pursuant to practice note 17 of the Listing Rules.

B. The Proposal

The Proposal is to be effected by the transactions contemplated in, inter alia, the Restructuring Agreement, the Sale and Purchase Agreement and the Scheme Documents.

I. The Restructuring Agreement

Pursuant to the Restructuring Agreement, the parties have agreed to implement the Proposal, the principal terms of which are as follows:

1. Issue of Newco Shares to the Shareholders

a. Newco has been formed for the purpose of acquiring the entire issued share capital of the Company and, in consideration thereof, the Shareholders whose names appear on the Company's register of members at the close of business on the Record Date will receive Newco Shares, credited as fully paid, on the basis of 1 Newco Share for every 90 Existing Shares by way of the Shareholders' Scheme.

b. Newco will appoint a broker to match, on a best efforts basis, the sale and purchase of odd lots of Newco Shares resulting from the issue of the Newco Shares in exchange for the Existing Shares under the Shareholders' Scheme, and fractional entitlements will be aggregated and sold for the benefit of Newco.

c. The listing status of the Existing Shares will be withdrawn. Newco will apply for listing of the Newco Shares on the Stock Exchange by way of introduction.

d. Upon completion of the Restructuring Agreement, Newco will transfer the entire issued share capital of the Company to the Joint Liquidators for the benefit of the Creditors for a nominal consideration of HK$1.00.

2. Issue of the Settlement Shares to the Creditors

a. In consideration for the approval by the Creditors of the Creditors' Scheme, Newco will issue and allot the Settlement Shares to the Creditors and/ or their nominees.

b. Of the Settlement Shares, 4,100,000 Newco Shares will be issued to Nam Tai on behalf of the Creditors in settlement of its priority claim of the Deposit. The balance will be issued to the Creditors and/ or their nominees in proportion to the Creditors' admitted claims in the liquidation as the Joint Liquidators may direct. Fractional entitlements will be aggregated and sold for the benefit of Newco.

3. Acquisition of J.I.C. by Newco

a. Newco will acquire from Nam Tai the entire issued share capital of J.I.C. The consideration for the Acquisition will be settled by Newco issuing the Consideration Shares and the Preference Shares to Nam Tai (and/ or its nominees). The principal terms of the Preference Shares are set out in the paragraph headed "Principal Terms of the Preference Shares" below.

b. Of the Consideration Shares, 7,810,000 Newco Shares will be issued to Yu Ming at the direction of Nam Tai as the remuneration of Yu Ming for the provision of professional advisory services to Nam Tai in relation to the restructuring of the Company. The balance will be issued to Nam Tai (or its nominees).

As a result of completion of the Proposal, the Company will cease to be listed on the Stock Exchange. Newco will be listed on the Stock Exchange and will not be subject to any of the liabilities due from the Company to the Creditors. The J.I.C. Group will be the sole asset of Newco, the principal business of which will be the trading and manufacturing of liquid crystal display panels and transformers.

The following chart depicts the structure upon completion of the Proposal:

[Proposed Structure Chart]

Conditions of the Restructuring Agreement

Completion of the Proposal will be subject to, inter alia, satisfaction of the following conditions:
1. the Sale and Purchase Agreement becoming unconditional and being completed in accordance with its terms;

2. the Shareholders' Scheme having come into effect in accordance with its terms and conditions, subject to any modification to such terms and conditions imposed by the Court and agreed to by Nam Tai and Newco;

3. the Creditors' Scheme having come into effect in accordance with its terms and conditions, subject to any modifications to such terms and conditions imposed by the Court and agreed to by Nam Tai and Newco;

4. the passing by the eligible Shareholders of resolutions at an extraordinary general meeting approving, inter alia, the Restructuring Agreement and the transactions contemplated therein, any other resolutions as may be required under the Listing Rules or by the Stock Exchange and, if considered fit, for the purposes of making amendments to the memorandum and articles of association of the Company, as may be necessary for the implementation of the Proposal or for the purpose of assisting the transfer of the Existing Shares to Newco under the Shareholders' Scheme;

5. the Listing Committee of the Stock Exchange granting the listing of and permission to deal on the Stock Exchange in the Newco Shares in issue and to be issued pursuant to the Shareholders' Scheme, the Creditors' Scheme, the Sale and Purchase Agreement, upon exercise of conversion rights attached to the Preference Shares and upon exercise of options which may be granted under Newco's share option scheme;

6. confirmation by the SFC in terms satisfactory to Nam Tai that the implementation of the Proposal will not give rise to any obligation on the part of Newco and/ or its shareholders (whether direct or indirect) to make a general offer to acquire all the Existing Shares and/ or the Newco Shares under the Code;

7. the directors of Nam Tai and/ or Newco undertaking to the Stock Exchange in terms reasonably satisfactory to them to take appropriate steps to ensure that a sufficient public float will exist for the Newco Shares as required under the Listing Rules following completion of the Proposal, and/ or the provision by the relevant person(s) of any other undertaking(s) as the Stock Exchange may require for such purpose;

8. all consents and approvals from all other governmental and regulatory authorities necessary for the implementation of the Proposal being obtained; and

9. the audited consolidated net tangible assets of J.I.C. as at 31st December 2001 as shown in the listing document not being less that HK$95,000,000.

The above conditions (other than conditions 6 and 9) may be waived or varied, wholly or in part, by unanimous written agreement between all parties. Condition 6 may be waived by Nam Tai unilaterally, in full or in part, and condition 9 may be waived by the Joint Liquidators unilaterally, in full or in part, at or prior to the issue of the Scheme Documents. Nam Tai and its associates shall abstain from voting on the resolution approving the Restructuring Agreement at an extraordinary general meeting of the Company to be held. The parties will not be permitted to waive certain requisite approvals, including approval of Newco's listing application by the Listing Committee of the Stock Exchange, approval of the Restructuring Agreement by the Independent Shareholders and the Creditors' Scheme and the Shareholders' Scheme becoming effective.

In view of the ruling of the Executive that the Proposal should be treated as a privatisation by scheme of arrangement pursuant to Rule 2.10 of the Code, Nam Tai will not seek confirmation by the SFC that the implementation of the Proposal will not give rise to any obligation on the part of Newco to make a general offer to acquire all the Existing Shares under the Code because Newco's general offer obligation as a result of such ruling will be fulfilled by way of the Shareholders' Scheme. However, Nam Tai is still concerned that the SFC may request any shareholders of Newco (including Nam Tai) to make a general offer to acquire all the Newco Shares under the Code. As such, fulfillment of condition 6 is still subject to confirmation by the SFC in terms satisfactory to Nam Tai that no shareholders of Newco (including Nam Tai) will be obliged to make a general offer to acquire Newco Shares as a result of the implementation of the Proposal.

Completion

Completion of the Restructuring Agreement shall take place on a date falling within six business days of the satisfaction (or waiver) of all the conditions precedent.

Termination Clause

The Restructuring Agreement shall terminate in the following circumstances:

1. the Preliminary Agreement is terminated in accordance with its terms in the following circumstances:

a. at any time Nam Tai concludes that implementation of the Proposal would not be in the best interests of Nam Tai or its shareholders; or b. there occurs any breach of the parties' respective obligations under the Preliminary Agreement; or c. the Proposal is not, for any reason whatsoever, implemented on or before 30th June, 2002; or

2. there occurs any material breach of the Restructuring Agreement and any of the other parties (being the parties not in breach) elects by written notice to all other parties to terminate the Restructuring Agreement; or

3. save to the extent waived or varied, the conditions precedent have not been fulfilled on or before 30th June, 2002 (or such other dates as may be agreed in writing between Nam Tai and the Joint Liquidators), and either Nam Tai or the Joint Liquidators elects by written notice to all other parties to terminate the Restructuring Agreement.

Privatization by scheme of arrangement

The Executive has determined that the Proposal should be treated as a privatisation by scheme of arrangement pursuant to Rule 2.10 of the Code and the approval of the Proposal is subject to it either:

1. being approved by a majority in number of the Independent Shareholders who vote and represent 90 per cent. in value of the Existing Shares that are voted either in person or by proxy at a duly convened general meeting, or

2. if not so approved by the requisite majority, not disapproved by the Independent Shareholders who vote in person or by proxy at such general meeting and who hold more than 2.5 per cent. of the total number of the Existing Shares in issue.

Accordingly, the Proposal will be subject to such condition being satisfied. Further, the privatisation by scheme of arrangement must be conducted in accordance with laws and regulatory requirements applicable to the Shareholders' Scheme, including, but not limited to, passing a resolution at the Shareholders' Court Meeting by a majority of those Shareholders who are present and who vote in person or by proxy, and who represent not less than 75 per cent. of the value of the Existing Shares voted.

The shareholding of Newco upon completion of the Proposal is set out in the paragraph headed "Shareholdings". Save for Nam Tai's approximate 50.1 per cent. interest in the Company, none of Newco, Nam Tai, their respective associates (including Yu Ming) or parties acting in concert with any of them is interested in any Existing Shares or securities convertible into Existing Shares.

None of Newco, Nam Tai, their respective associates (including Yu Ming) or parties acting in concert with any of them has dealt in the Existing Shares within the six months prior to the date of this announcement.

II. The Sale and Purchase Agreement

The Transaction

Pursuant to the Sale and Purchase Agreement, Newco will conditionally agree to buy from Nam Tai the entire issued share capital of J.I.C. in consideration of the issue of the Consideration Shares and the Preference Shares.

Conditions of the Acquisition

Completion  of the Sale and  Purchase  Agreement  will be  conditional  upon the
Restructuring   Agreement  becoming  unconditional  (other  than  the  condition requiring completion of the Sale and Purchase Agreement).

If the above conditions precedent are not fulfilled by 30th June, 2002 (or such later date as the parties may agree), the Sale and Purchase Agreement will be terminated.

Termination

Nam Tai will disclose in writing to Newco any event, fact or circumstance which may become known to it after the date of the Sale and Purchase Agreement and which is materially inconsistent with any of the warranties provided for under the Sale and Purchase Agreement. Prior to completion, if Nam Tai has made any disclosure to Newco, then Newco shall be entitled to (1) terminate the Sale and Purchase Agreement; or (2) proceed to completion (in which case it shall not be entitled to make recovery against Nam Tai in respect of such disclosed matter).

III. Shareholders' Scheme

The Shareholders' Scheme shall become effective and binding on the date on which all of the following conditions are satisfied:

1. of those Shareholders who are present and who vote in person or by proxy at the Shareholders' Court Meeting, a majority in number representing not less than 75 per cent. of the value of the Existing Shares voted vote in favour of the Shareholders' Scheme;

2. an office copy of the order sanctioning the Shareholders'  Scheme pursuant to
Section 166 of the Companies Ordinance is delivered to the Registrar of Companies in Hong Kong for registration; and

3. the Creditors' Scheme becoming effective.

Unless both the Shareholders' Scheme and the Creditors' Scheme become effective within three months of the date on which the notice of the Shareholders' Court Meeting is despatched, or such later date, if any, as the Court may allow, the Shareholders' Scheme shall lapse.

IV. Creditors' Scheme

The Creditors' Scheme shall become effective and binding on the date on which all of the following conditions are satisfied:

1. of those Creditors who are present and who vote in person or by proxy at the Creditors' Court Meeting, a majority in number representing not less than 75 per cent. in value vote in favour of the Creditors' Scheme;

2. an office copy of the order  sanctioning  the Creditors'  Scheme  pursuant to
Section 166 of the Companies Ordinance is delivered to the Registrar of Companies in Hong Kong for registration; and

3. the Shareholders' Scheme becoming effective.

Unless both the Shareholders' Scheme and the Creditors' Scheme become effective within three months of the date on which the notice of the Creditors' Court Meeting is despatched, or such later date, if any, as the Court may allow, the Creditors' Scheme shall lapse.

C. Information on J.I.C.

History

J.I.C. was incorporated in the British Virgin Islands on 28th September, 2000 to acquire the liquid crystal display panel and transformer businesses of its former holding company, and was subsequently acquired by Nam Tai in October 2000 and has been a wholly-owned subsidiary of Nam Tai since then.

Business

The principal businesses of J.I.C. are the trading and manufacturing of liquid crystal display panels and transformers. Liquid crystal display panels and transformers account for approximately 65 per cent. and 35 per cent. of the current turnover of J.I.C. respectively. Liquid crystal display panels are key components of various electronics products, including calculators, watches, pocket games, clocks and personal digital assistants.

Nam Tai has recently financed J.I.C. to invest around US$15 million in a new super twisted nematic panel production line. It is expected that the installation will be finished in March 2002. It will enable J.I.C. to produce panels of better quality and higher resolution.

Production facilities

At present, the J.I.C. Group has one factory in Shenzhen for the manufacture of liquid crystal display panels, with approximately 1,500 employees, and two factories in Shenzhen for the manufacture of transformers with approximately 600 employees. It is intended that the two factories for transformers will be combined together in Bao On, Shenzhen in order to enhance operational and cost efficiency.

Financial information

Subsequent to the acquisition by Nam Tai, J.I.C. has changed its financial year end from 31st March to 31st December. The track record of J.I.C. for the three years ended 31st December, 2001 will be presented in the listing document containing, inter alia, the Scheme Documents. Based on the audited combined accounts of J.I.C., the combined turnover and net profit of the J.I.C. Group for the year ended 31st March, 2000 were approximately HK$190.7 million and HK$25.9 million respectively, and the combined turnover and net profit of the J.I.C. Group for the period from 1st April, 2000 to 31st December, 2000 were approximately HK$233.6 million and HK$23.9 million respectively. The audited combined net asset value of J.I.C. as at 31st December, 2000 was approximately HK$78.7 million.

Note: J.I.C. was incorporated on 28th September, 2000. The combined financial statements referred to above were prepared as if J.I.C. had always been the holding company of its subsidiaries during the relevant periods. The auditing of the financial statements for the year ended 31st December, 2001 has not been completed yet. The audited financial statements will be contained in the listing document to be despatched to the Shareholders.

Management

The founders and the senior management of the J.I.C. Group have continued to manage the J.I.C. Group since its acquisition by Nam Tai in October 2000. The senior management of the J.I.C. Group includes Mr. Seitaro Furukawa who is the president and managing director of the liquid crystal display division of the J.I.C. Group and will be appointed as the chairman of Newco upon completion of the Proposal.

Nam Tai is not actively involved in the daily operation of the business of J.I.C., which remains under the management of the founders and the original management of J.I.C. Nam Tai has indicated that it has no intention to change such management policy. Nonetheless, Nam Tai appointed certain nominees to the board of directors of certain members of the J.I.C. Group, although they represent only a minority of the directors on such boards.

D. Information on Nam Tai

Nam Tai was incorporated in the British Virgin Islands with limited liability and its shares have been traded on the NASDAQ National Market since 1991. It is currently interested in approximately 50.1 per cent. of the existing issued share capital of the Company.

Nam Tai is a design and manufacturing supplier to the world's major consumer electronic companies. It produces components for cellular phones, such as liquid crystal display modules, rechargeable battery packs, as well as finished goods including telecommunication products, palm-sized personal computers, personal digital assistants, calculators and electronic dictionaries.

Nam Tai has been regularly upgrading its technologies to improve the qualities of its products. At present, Nam Tai utilizes advanced techniques such as chip on glass, chip on board, surface mount technology, ball grid array, tape automated bonding and outer lead bonding in the production of various telecommunication products.

For the year ended 31st December, 1999, being the financial year before the acquisition of J.I.C., Nam Tai reported an audited consolidated turnover of approximately US$145.1 million and a net profit of approximately US$11.8 million. For the year ended 31st December, 2000, Nam Tai reported an audited consolidated turnover of approximately US$213.7 million and a net profit of approximately US$24.0 million which included the results of J.I.C. since 27th October, 2000, the date of acquisition.

As at 31st December, 2000, the audited consolidated net asset value of Nam Tai was approximately US$162.4 million. At present, the market capitalization of Nam Tai is approximately US$170 million.

E. Shareholdings

The shareholdings in the Company and Newco before and after completion of the Proposal will be as follows:


                                                                                Shareholding in Newco
                                                                               after conversion in full
                     Existing shareholdings     Shareholdings in Newco after    of the Preference Shares
                         in the Company         completion of the Proposal    at the Initial Conversion
                                                                                          Ratio
                       No. of                       No. of                     No. of
                   Existing Shares   Percentage  Newco Shares    Percentage  Newco Shares   Percentage
Non-public:
Nam Tai                200,402,000        50.1%    128,516,688      70.4%    709,506,979        92.9%

Public:
Creditors (Note)                 -            -     44,000,000      24.1%     44,000,000         5.8%
Yu Ming                          -            -      7,810,000       4.3%      7,810,000         1.0%
Existing minority
   shareholders
   of the Company      199,600,000        49.9%      2,217,777       1.2%      2,217,777         0.3%
                       -----------        -----      ---------       ----      ---------         ----

Total                  400,002,000       100.0%    182,544,465     100.0%    763,534,756       100.0%
                       ===========       ======    ===========     ======    ===========       ======




Note: Based on the admitted claims against the Company as at 14th November, 2001, no individual Creditor will hold 10 per cent. or more of the enlarged ordinary issued share capital of Newco upon completion of the Proposal.

F. Principal Terms of the Preference Shares

1. Income
The Preference Shares rank pari passu with Newco Shares on the payment of any dividend or other distribution (other than a distribution on winding up).

2. Ranking of capital
On a winding up, the holders of the Preference Shares shall be entitled to receive HK$0.01 per Preference Share in priority to Newco Shares, and thereafter and after the holders of Newco Shares are paid HK$0.01 per Newco Share shall rank pari passu with Newco Shares. On any other return of capital, the Preference Shares and the Newco Shares shall rank pari passu.

3. Conversion
Subject to approval by the board of directors of Newco, holders of the Preference Shares may, from time to time after allotment, convert Preference Shares into Newco Shares at the Initial Conversion Ratio, subject to normal adjustments pursuant to the provisions of the Articles, such as upon consolidation, subdivision or reclassification of the Newco Shares and the issue of Newco Shares to the shareholders of Newco at a discount to the market price.

No fractions of Newco Shares will be allotted and the number of Newco Shares to be allotted on conversion shall be rounded down to the nearest whole number.

No holder of Preference Shares shall be entitled to exercise his conversion right if such conversion would result in there being less than the minimum public float as required under the Listing Rules.

4. Redemption
The Preference Shares are perpetual securities without any redemption feature.

5. Voting rights
Holders of the Preference Shares may attend but will not be entitled to vote at general meetings of the Company.

6. Transferability
Subject to the approval of the board of directors of Newco, the Preference Shares will be freely transferable.

7. Rights attached to the conversion shares
Newco Shares allotted and issued pursuant to the exercise by a holder of the Preference Shares of the conversion rights attaching to the Preference Shares shall rank pari passu in all respects with the Newco Shares in issue as at the date of allotment.

G. Intention of Nam Tai in relation to Newco

Nam Tai has no present intention of injecting any asset or business of Nam Tai into Newco (save and except for the Acquisition as contemplated under the Proposal) after completion of the Proposal.

It is the intention of Nam Tai that the listing of the Newco Shares on the Stock Exchange be maintained after completion of the Proposal. Accordingly, the proposed directors of Newco and the directors of Nam Tai will jointly and severally undertake to the Stock Exchange to take appropriate steps to ensure that a sufficient public float exists for the Newco Shares as required under the Listing Rules.

The Stock Exchange has stated that, in the event that less than 25 per cent. of the issued Newco Shares are in public hands following completion of the Proposal, it will closely monitor the trading in the Newco Shares. If the Stock Exchange believes that a false market exists or may exist in the trading of the Newco Shares or that there are insufficient Newco Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend dealings in the Newco Shares.

The Stock Exchange has also stated that if Newco remains a listed company after completion of the Proposal, any further acquisitions or disposals of assets by Newco and its subsidiaries will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has the discretion to require Newco to issue a circular to its shareholders irrespective of the size of any proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of Newco. The Stock Exchange also has the power to aggregate a series of transactions and any such transaction may result in Newco being treated as a new applicant for listing and subject to the requirements for new applicants as set out in the Listing Rules.

H. General

A listing document containing, inter alia, details of the Proposal and the Scheme Documents, will be despatched to the Shareholders and the Creditors as soon as practicable. Nam Tai and its associates shall abstain from voting on the resolution approving the Restructuring Agreement at an extraordinary general meeting of the Company to be held.

Trading in the Existing Shares has been suspended since 2nd July, 1999, and will continue to be suspended until further notice.

Investors should note that the Proposal is subject to satisfaction of a number of conditions. If such conditions are not fulfilled or, to the extent permitted under the terms of the Restructuring Agreement or otherwise, waived (unless waiver is not permitted by an appropriate authority), the Proposal will not proceed.

I. Definitions

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

"Acquisition" - the acquisition of J.I.C. by Newco as contemplated under the Restructuring Agreement

"Articles" - the articles of association of Newco to be adopted for the purpose of its new listing application

"Code" - the Code on Takeovers and Mergers

"Companies  Ordinance" - the Companies Ordinance (Chapter 32 of the Laws of Hong
Kong), as amended from time to time

"Company" - Albatronics (Far East) Company Limited (in liquidation), a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Stock Exchange

"Consideration   Shares"  -  130,000,000   Newco  Shares,   being  part  of  the
consideration for the Acquisition

"Court" - the High Court of Hong Kong

"Creditors" - the creditors of the Company whose claims are admitted by the Joint Liquidators in relation to the liquidation of the Company in Hong Kong from time to time and at any time prior to the first date on which the Creditors' Scheme and the Shareholders' Scheme become effective pursuant to
Section 166 of the Companies Ordinance

"Creditors' Court Meeting" - the meeting of the Creditors to be convened at the direction of the Court and any adjournment thereof for the purpose of considering and, if thought fit, approving the Creditors' Scheme

"Creditors' Scheme" - a scheme of arrangement to be proposed between the Company and the Creditors pursuant to Section 166 of the Companies Ordinance relating to the Proposal

"Deposit" - the HK$4.1 million (part of which has been paid to the Joint Liquidators by Nam Tai) to cover certain costs and expenses in relation to the restructuring of the Company in the manner set out in the Preliminary Agreement

"Executive" - the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director

"Existing Share(s)" - the ordinary share(s) of HK$0.10 each in the capital of the Company

"Independent Shareholders" - Shareholders other than Nam Tai and the parties acting in concert with it for the purpose of the Code

"Initial Conversion Ratio" - the conversion ratio of 1.03 Preference Shares to 1 Newco Share

"J.I.C." - J.I.C. Group (B.V.I.) Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Nam Tai

"J.I.C. Group" - J.I.C. and its subsidiaries

"Joint Liquidators" - Mr. John Toohey and Mr. David Ng, the joint and several liquidators of the Company

"Listing Rules" - the Rules Governing the Listing of Securities on the Stock Exchange

"Major Creditors" - the creditors constituting the committee of inspection of the Company, representing approximately 84.5 per cent. of the total admitted liabilities of the Company as at 14th November, 2001

"Nam Tai" - Nam Tai Electronics, Inc., a company incorporated in the British Virgin Islands with limited liability and the shares of which are traded on the NASDAQ National Market, and also the major shareholder of the Company interested in approximately 50.1 per cent. of the existing issued share capital of the Company

"Newco" - J.I.C. Technology Company Limited, a company incorporated in the Cayman Islands with limited liability

"Newco Share(s)" - the ordinary share(s) of HK$0.01 each in the capital of Newco

"Preference Shares" - the 598,420,000 non-voting non-redeemable preference shares of nominal value HK$0.01 each in Newco with rights attached pursuant to the Articles, being part of the consideration for the Acquisition

"Preliminary Agreement" - the preliminary agreement dated 15th November, 2001 entered into among Nam Tai, the Joint Liquidators and Yu Ming in relation to the restructuring of the Company

"Proposal" - the restructuring proposal for the Company as contemplated under the Restructuring Agreement

"Record Date" - the business day immediately preceding the date on which the notice of the Shareholders' Court Meeting is despatched

"Restructuring Agreement" - the restructuring agreement dated 14th January, 2002 entered into among Nam Tai, Newco, the Company (acting through the Joint Liquidators) and the Joint Liquidators in relation to the implementation of the Proposal

"Sale and Purchase Agreement" - the sale and purchase agreement to be entered into between Nam Tai and Newco in relation to the Acquisition pursuant to the Restructuring Agreement

"Scheme Documents" - the scheme documents to be despatched to the Shareholders containing the Shareholders' Scheme, the Creditors' Scheme, notice of the Shareholders' Court Meeting and notice of the Creditors' Court Meeting, as required under Section 166 of the Companies Ordinance

"Settlement Shares" - 48,100,000 Newco Shares to be issued to the Creditors or their nominees as contemplated under the Restructuring Agreement

"SFC" - Securities and Futures Commission

"Shareholders" - holders of the Existing Shares

"Shareholders' Court Meeting" - the meeting of the Shareholders to be convened at the direction of the Court and any adjournment thereof for the purpose of considering and, if thought fit, approving the Shareholders' Scheme

"Shareholders' Scheme" - a scheme of arrangement to be proposed between the Company and the Shareholders pursuant to Section 166 of the Companies Ordinance relating to the Proposal

"Stock Exchange" - The Stock Exchange of Hong Kong Limited

"Yu Ming" - Yu Ming Investment Management Limited, a dealer and an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), the sponsor to the new listing of Newco and the financial adviser of Nam Tai

By order of the board of
Nam Tai Electronics, Inc.
Joseph Li
President

By order of the joint and several liquidators of Albatronics (Far East) Company Limited
(In Liquidation)
John Toohey and David Ng
Joint Liquidators

Hong Kong, 28th January, 2002.

The directors of Nam Tai jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than those concerning the Company and the Joint Liquidators and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this announcement other than those concerning the Company and the Joint Liquidators have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement other than those concerning the Company and the Joint Liquidators misleading.

The Joint Liquidators jointly and severally accept full responsibility for the accuracy of the information contained in this announcement concerning the Company and themselves and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this announcement concerning the Company and themselves have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement concerning the Company and themselves misleading.

The Registrant hereby incorporates this Report on Form 6-K into its Registration Statements on Form F-3 (Registration Nos. 333-36135 and 333-58468).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.




                              For and on behalf of
                            Nam Tai Electronics, Inc.



                                /s/ M. K. KOO
                             -----------------------
                                    M. K. KOO
                            CHIEF FINANCIAL OFFICER


Date:  January 28, 2002